                                                                    Exhibit 99.4
                                  NEWS RELEASE
                                  ------------

Contacts:     Joseph A. Santangelo - Chief Financial Officer
              Orleans Homebuilders, Inc. (215) 245-7500
              (www.orleanshomes.com)
              ----------------------

For Immediate Release:

             Orleans Homebuilders Announces Net Income Increased 43% and New Orders Increased 33% Compared to Prior Year Period


Bensalem, Pennsylvania, May 13, 2003:

         Orleans Homebuilders, Inc. (ASE:OHB), a residential home builder with operations in New Jersey, North Carolina, Pennsylvania, South Carolina and Virginia, today reported a 42.8% increase in net income available for common shareholders for the first nine months of fiscal 2003 compared with the prior year comparable period. Net income available for common shareholders was $15,917,000 ($1.29 and $.97 basic and diluted earnings per share, respectively) for the nine months ended March 31, 2003, as compared to $11,148,000 ($.96 and $.69 basic and diluted earnings per share, respectively) for the nine months ended March 31, 2002. The Company's backlog at March 31, 2003 of $285,223,000 (778 homes) increased 41.8% compared to $201,184,000 (668 homes) at March 31, 2002. The Company's backlog increased due to the increase in new orders and a decrease in deliveries in the third quarter of fiscal 2003 when compared with the prior fiscal year period. New orders increased due to favorable economic conditions in the home building industry and deliveries decreased, to a certain extent, due to the harsh winter weather conditions experienced in the regions in which the Company operates. The Company expects a substantial increase in fourth quarter 2003 revenues of at least 25% when compared to the prior year fourth quarter revenue of $105,340,000 as the backlog and delayed deliveries are realized through actual closings during the quarter.

         Revenues increased by $4,426,000, or 1.8%, to $252,659,000 for the nine months ended March 31, 2003 compared to revenues of $248,233,000 for the nine months ended March 31, 2002. A total of 838 homes were delivered during the nine months ended March 31, 2003, compared to 943 homes during the prior fiscal year comparable period. The overall increase in revenues for the first nine months of fiscal 2003, as compared to the first nine months of fiscal 2002, is primarily attributable to a change in the Company's product offerings, to more single family homes, as well as an increase in unit sales prices due to favorable economic conditions in the homebuilding industry. Overall, unit sales prices have increased at a majority of communities open during the first nine months of fiscal 2003 when compared with the same communities and units offered for sale in first nine months of fiscal 2002.

         New orders for the nine months ended March 31, 2003 increased by $82,319,000, or 33.5%, to $328,378,000, on 969 orders, compared to $246,059,000, on 921 orders for the nine months ended March 31, 2002. The average price per new order increased to approximately $339,000 per home for first nine months of fiscal year 2003 compared to approximately $267,000 per home for the prior fiscal year comparable period. The Company is well positioned to continue growing as it currently controls approximately 9,100 building lots.

         In the May 2003 edition of Big Builder Magazine, Orleans Homebuilders ranked 2nd in income growth, 5th in return on equity and 15th in revenue growth for 2002 under Big Builder Magazine's Public Builder Report Card. During fiscal year 2003 the Company was also recognized as one of the country's Best Small Companies by Forbes and one of the country's fastest growing companies by Fortune Magazine. The Orleans family building business was founded by A.P. Orleans in 1918. Today, 85 years and 70,000 homes later, the Company is led by Jeffrey Orleans, who is following in the tradition of his father and grandfather. Orleans is one of the largest homebuilders in the Delaware Valley, offering homes in Bucks, Chester, Delaware and Montgomery counties in Pennsylvania; in Camden, Gloucester, Burlington, Hunterdon and Somerset counties in New Jersey; and (through Parker & Orleans) in Richmond and Tidewater, Virginia and in the North Carolina areas of Charlotte, Greensboro, and Raleigh/Durham. More information on Orleans and its communities can be obtained through the Company's website at www.orleanshomes.com or by calling 215-245-7500.




Certain information included herein and in other Company statements, reports and SEC filings is forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements concerning anticipated operating results, financial resources, pace of sales, growth and expansion. Such forward-looking information involves important risks and uncertainties that could significantly affect actual results and cause them to differ materially from expectations expressed herein and in other Company statements, reports and SEC filings. For example, there can be no assurance that the current sales pace can continue in the absence of an improvement in the current general economic environment. These risks and uncertainties include local, regional and national economic conditions, the effects of governmental regulation, the competitive environment in which the Company operates, fluctuations in interest rates, changes in home prices, the availability and cost of land for future growth, the availability of capital, the availability and cost of labor and materials, and weather conditions.





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

                                                   ORLEANS HOMEBUILDERS, INC.
                                                     Results of Operations
                                        (In thousands, except per share and unit amounts)


                                                                      Three Months Ended                  Nine Months Ended
                                                                          March 31,                           March 31,
                                                                    2003              2002            2003                2002
                                                                 ---------          --------        --------            --------

Total earned revenues                                            $  78,091          $ 79,017        $252,659            $248,233
                                                                 =========          ========        ========            ========

Income from operations
  before income taxes                                            $   7,180          $  5,567        $ 26,515            $ 18,335
Income tax expense                                                  (3,092)           (2,128)        (10,440)             (7,029)
                                                                 ---------          --------        --------            --------

Net income                                                           4,088             3,439          16,075              11,306
Preferred dividends                                                    (53)              (53)           (158)               (158)
                                                                 ---------          --------        --------            --------
Net income available for
  common shareholders                                            $   4,035          $  3,386        $ 15,917            $ 11,148
                                                                 =========          ========        ========            ========

Net earnings per share:
  Basic                                                          $    0.32          $   0.29        $   1.29            $   0.96
                                                                 =========          ========        ========            ========

  Diluted                                                        $    0.25          $   0.21        $   0.97            $   0.69
                                                                 =========          ========        ========            ========




                                          Residential Revenues Earned, New Orders and Backlog Data


                                                                          NINE MONTHS ENDED MARCH 31
                                                         FISCAL YEAR 2003                              FISCAL YEAR 2002

                                               $ Amount         Homes          Average         $ Amount        Homes       Average
Northern Region
New Jersey and Pennsylvania
Residential revenues earned                    $ 164,768         537            $ 307           $158,855        581          $ 273
New orders                                     $ 201,354         545            $ 369           $155,865        568          $ 274
Backlog                                        $ 187,210         475            $ 394           $141,650        464          $ 305

Southern Region
North Carolina, South Carolina
  and Virginia
Residential revenues earned                    $  84,451         301            $ 281           $ 86,865        362          $ 240
New orders                                     $ 127,024         424            $ 300           $ 90,194        353          $ 256
Backlog                                        $  98,013         303            $ 323           $ 59,534        204          $ 292

Combined Regions
Residential revenues earned                    $ 249,219         838            $ 297           $245,720        943          $ 261
New orders                                     $ 328,378         969            $ 339           $246,059        921          $ 267
Backlog                                        $ 285,223         778            $ 367           $201,184        668          $ 301


                                                                 # # #
